UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                 ACQUISITION STATEMENT FOR SECURITIES PURCHASED
                     PURSUANT TO SECTION 13 OF THE 1934 ACT


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                         Barrett Business Services, Inc.
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                 001031 06846310
                                 (CUSIP Number)


                                December 15, 2006
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/x/  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001031 06846310

(1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person:

                  Nancy B. Sherertz

(2) Check the Appropriate Box if a Member of a Group:

                  (a)
                  (b)

(3) SEC Use Only:

(4) Citizenship or Place of Organization:

                  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(5) Sole Voting Power:

                  1,324,273*

(6) Shared Voting Power:

                  0

(7) Sole Dispositive Power:

                  1,324,273*

(8) Shared Dispositive Power:

                  0

(9) Aggregate Amount Beneficially Owned by Reporting Person:

                  1,324,273*

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

                  Not applicable

(11) Percent of Class Represented by Amount in Row (9):

                  11.77%
(12) Type of Reporting Person:

                  IN

*This number includes 17,884 shares transferred by the reporting person to her adult children, which shares are disclaimed.

Item 1(a).  Name of Issuer

                  Barrett Business Services, Inc., Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices

                  8100 NE Parkway Drive, Suite 200
                  Vancouver, WA 98642

Item 2(a).  Name of Person Filing:

                  Nancy B. Sherertz

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                  27023 Rigby Lot Road
                  Easton, MD 21601

Item 2(c).  Citizenship:

                  United States of America

Item 2(d).  Title of Class of Securities:

                  Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:

                  001031 06846310

Item 3. If This Statement Is Filed Pursuant to 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

                  Not applicable

Item 4.  Ownership

           (a) Amount Beneficially Owned:
                  1,324,273*

           (b) Percent of Class:
                  11.77%

           (c) Number of shares as to which such person has:

                  (i)    sole power to vote or to direct the vote: 1,324,273*

                  (ii)   shared power to vote or to direct the vote: 0

                  (iii)  sole power to dispose or to direct the disposition of:
                         1,324,273*

                  (iv)   shared power to dispose or to direct the disposition
                         of:
                         0

              Item 5. Ownership of Five Percent or Less of a Class

                  Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable

Item 8.  Identification and Classification of Members of the Group

                  Not applicable

Item 9.  Notice of Dissolution of Group

                  Not applicable

Item 10.  Certification

                  Not applicable


*This number includes 17,884 shares transferred by the reporting person to her adult children, which shares are disclaimed.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         DATED:  January 10, 2007



                                          /s/ Nancy B. Sherertz
                                         ---------------------------------------
                                         Nancy B. Sherertz, Private Investor